FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR

         For Period Ended:  JUNE 30, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________

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         Read Attached  Instruction Sheet Before Preparing Form. Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         NOT APPLICABLE

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Part I - Registrant Information

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         Full Name of Registrant:  CONVERGENCE COMMUNICATIONS, INC.

         Former Name if Applicable: WIRELESS CABLE & COMMUNICATIONS, INC.

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         Address of Principal Executive Office (Street and Number): 102 WEST 500
SOUTH, SUITE 320

         City, State and Zip Code:  SALT LAKE CITY, UTAH  84101

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative Response

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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

SEE ATTACHED SHEET.

                                                 (Attach Extra Sheets if Needed)

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Part IV - Other Information

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         (1) Name and  telephone  number of person to  contact in regard to this notification

         SCOTT R. CARPENTER, ESQ.                                 (801) 532-1234
                  (Name)                         (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes   [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHED SHEET

                        CONVERGENCE COMMUNICATIONS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated August 15, 1999                       By      /S/ Jerry Slovinski
                                               ---------------------------------
                                                Jerry Slovinski,
                                                Chief Financial Officer



                                   ATTACHMENT

Part III:  Narrative Response

         Registrant employs a limited management and accounting staff. Registrant's accounting personnel are responsible for a number of the Registrant's financial functions, including the preparation of all financial models used by the Registrant in its financing activities. During the past several weeks, Registrant's accounting personnel have been engaged, on a full-time basis, in the preparation and revision of extensive financial models related to the Registrant's current private equity placement. These activities required the accounting personnel to travel outside of the United States, or otherwise be absent from the offices in which the Registrant's financial records are maintained, for substantial periods of time. As a result, Registrant was unable to timely prepare and review internally its Form 10-QSB without unreasonable expense or effort. Registrant's accounting personnel are currently preparing the Form 10-QSB, which should be filed within the period specified under Rule 12b-25 for filing reports on Form 10-QSB.

Part IV, Question (3):  Narrative Response

         During the past year, Registrant completed the acquisition of operating telecommunication systems in both El Salvador and Venezuela. As a result of these acquisitions, the subscriber base covered by Registrant's telecommunications networks increased from approximately 900 subscribers to in excess of 28,500 subscribers. In addition, during the last year, Registrant initiated and completed the construction of telecommunications networks in three Latin America countries and conducted other significant network buildout activities, acquired significant amounts of network and subscriber equipment, and launched subscribers drives in a number of its market countries. As a result, it is anticipated that there will a significant change in the results of the Registrant's operations from those included in the Registrant's report on Form 10-QSB for the period ending June 30, 1998.